UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 6, 2018, The Stars Group Inc. (the “Company”) issued a news release (the “Release”) announcing, among other things, that it amended and extended its U.S. dollar and Euro denominated first lien term loans and revolving credit facility, repaid in full its second lien term loan facility, and is readying for the closing of certain previously announced Australian acquisitions. On the same date, the Company filed on SEDAR at www.sedar.com a copy of the Restatement Agreement to the First Lien Credit Agreement, dated as of April 6, 2018 (the “Restatement Agreement”), pursuant to which, upon the satisfaction (or waiver) of the conditions precedent set forth therein, the Company’s existing First Lien Credit Agreement was amended and restated in the form of the Amended and Restated Syndicated Facility Agreement, dated as of April 6, 2018, by and among Stars Group Holdings Coöperatieve U.A., Stars Group (US) Holdings, LLC, Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, TSG Australia Holdings Pty Ltd, Naris Limited, the lenders and issuing banks from time to time party thereto, the other parties from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (the “Amended and Restated Syndicated Facility Agreement”).

Copies of the Release, the Restatement Agreement and the Amended and Restated Syndicated Facility Agreement are each attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: April 6, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated April 6, 2018

99.2	Restatement Agreement, dated as of April 6, 2018, by and among Stars Group Holdings Coöperatieve U.A., Stars Group (US) Holdings, LLC, Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, TSG Australia Holdings Pty Ltd, Naris Limited, the lenders and issuing banks from time to time party thereto, the other parties from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent

99.3	Amended and Restated Syndicated Facility Agreement, dated as of April 6, 2018, by and among Stars Group Holdings Coöperatieve U.A., Stars Group (US) Holdings, LLC, Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, TSG Australia Holdings Pty Ltd, Naris Limited, the lenders and issuing banks from time to time party thereto, the other parties from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent